Exhibit 99.1
Nomad Foods Reports First Quarter 2024 Financial Results

Volume recovery on-track; Revenue growth of +1.1% with Adjusted EPS of €0.37

Reiterates full year 2024 financial guidance
WOKING, England - May 9, 2024 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three month period ended March 31, 2024. Key operating highlights and financial performance for the first quarter 2024, when compared to the first quarter 2023, include:

•Reported revenue increased 1.1% to €784 million
•Organic revenue growth of 0.3%
•Adjusted EBITDA decreased 16.4% to €122 million
•Adjusted EPS of €0.37
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “I am pleased with the solid start to the year as our first quarter's results demonstrated tangible progress on our key growth initiatives. Our volume and market share trends improved sequentially as targeted investments and exceptional execution at retail is driving accelerated growth in our core must-win-battles. Looking ahead, I am excited about our building momentum as our growth flywheel starts to spin faster, fueled by our outstanding progress on productivity initiatives and a more favorable costs environment.”

He continued, "As a result, we are maintaining our full year guidance to deliver revenue growth of 3%-4%, Adjusted EBITDA growth of 4%-6%, and Adjusted EPS of €1.75-€1.80."

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “We are delighted with the trajectory of the business as our strategies to return to volume growth in 2024 are working. Frozen food categories remain healthy and we are well-positioned to leverage our strong brands, impactful innovation, and excellent supply-chain into delivering sustained, top-tier sales and profit growth in 2024 and beyond. Our attractive organic growth outlook coupled with strong cash generation, and disciplined capital allocation gives us the confidence that we will continue to generate superior returns for our shareholders.”

First Quarter of 2024 results compared to the First Quarter of 2023
•Revenue increased 1.1% to €784 million. Organic revenue growth of 0.3% was driven by favorable price/mix of 2.5%. Quarterly volume declines moderated to -2.2%, a marked improvement from -8.0% in 4Q23.
•Gross profit decreased 5.9% to €211 million. Gross margin decreased 200 basis points to 26.9% as anticipated impact from balance sheet inventory revaluation due to lower inflation more than offset positive contribution from favorable mix and higher productivity.
•Adjusted operating expenses increased 11.5% to €112 million due to the planned increase in A&P investments, ongoing investments in building capabilities, and inflationary headwinds.
•Adjusted EBITDA decreased 16.4% to €122 million due to the aforementioned factors.
•Adjusted Profit for the period decreased 25% to €61 million, and as a result, Adjusted EPS decreased by €0.09 to €0.37. Reported EPS decreased €0.03 to €0.21.
2024 Guidance
For the full year 2024, the Company continues to expect organic revenue growth of 3%-4%, driven by positive volume/mix, Adjusted EBITDA growth of 4%-6%, and Adjusted EPS of €1.75-€1.80, implying growth of 9-12%. Based on USD/EUR exchange rate as of May 1st, this translates into 2024 Adjusted EPS of $1.87-$1.93. The Company expects full year cash flow conversion in the range of 90% to 95%.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Thursday, May 9, 2024 at 1:30 p.m. BST (8:30 a.m. Eastern Daylight Time). To participate on the live call, listeners in North America may dial +1-877-451-6152 and international listeners may dial +1-201-389-0879. Additionally, there will be a presentation to accompany the conference call and the call is being webcast. Both can be accessed at the Nomad Foods website at
www.nomadfoods.com under Investor Relations. A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 13745160.

Enquiries
Investor Relations Contact
Amit Sharma, Head of Investor Relations
amit.sharma@nomadfoods.com

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Non-IFRS Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three months ended March 31, 2024 and for comparative purposes, the three months ended March 31, 2023.

Adjusted financial information for the three months ended March 31, 2024 and 2023 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment expenses and related employer payroll taxes, non-operating M&A related costs, acquisition purchase price adjustments, exceptional items and foreign currency translation charges/gains.

Adjusted EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization, adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted Profit for the period is defined as profit for the period excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted Profit after tax provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue growth/(decline) is an adjusted measurement of our operating results. The comparison for the three months ended March 31, 2024 and 2023 presented in this press release takes into consideration only those activities that were in effect during both time periods. Organic revenue growth/(decline) reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, trading day impacts or any other event that artificially impacts the comparability of our results period over period.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted Free Cash Flow – Adjusted free cash flow is the amount of cash generated from operating activities before cash flows related to exceptional items (as described above), non-operating M&A related costs and working capital movements on employer taxes associated with share based payment awards, but after capital expenditure (on property, plant and equipment and intangible assets), net interest paid, proceeds/(payments) on settlement of derivatives where hedge accounting is not applied and payments of lease liabilities. Adjusted free cash flow reflects cash flows that could be used for payment of dividends, repayment of debt or to fund acquisitions or other strategic objectives. Cash flow conversion is Adjusted Free Cash Flow as percentage of Adjusted Profit for the period.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and
Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 7 to 11, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure. The
Company is unable to reconcile, without unreasonable efforts, Organic Growth, Adjusted EBITDA and Adjusted EPS guidance to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Profit or Loss (unaudited)
Three months ended March 31, 2024 and March 31, 2023

	Three months ended March 31, 2024	Three months ended March 31, 2023
	€m	€m
Revenue	783.7	775.1
Cost of sales	(572.8)	(550.9)
Gross profit	210.9	224.2
Other operating expenses	(115.4)	(114.5)
Exceptional items	(23.5)	(30.1)
Operating profit	72.0	79.6
Finance income	5.9	1.1
Finance costs	(36.0)	(30.1)
Net financing costs	(30.1)	(29.0)
Profit before tax	41.9	50.6
Taxation	(7.4)	(9.4)
Profit for the period	34.5	41.2

Basic & diluted earnings per share in €	0.21	0.24

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Financial Position
As at March 31, 2024 (unaudited) and December 31, 2023 (audited)

	As at March 31, 2024	As at December 31, 2023
	€m	€m
Non-current assets
Goodwill	2,103.2	2,105.0
Intangibles	2,467.0	2,468.2
Property, plant and equipment	563.4	563.7
Other non-current assets	7.3	7.1
Derivative financial instruments	1.4	0.7
Deferred tax assets	106.1	106.9
Total non-current assets	5,248.4	5,251.6
Current assets
Cash and cash equivalents	390.7	412.9
Inventories	432.6	446.4
Trade and other receivables	343.8	263.4
Current tax receivable	39.7	40.7
Indemnification assets	0.5	0.5
Derivative financial instruments	6.0	1.2
Total current assets	1,213.3	1,165.1
Total assets	6,461.7	6,416.7
Current liabilities
Trade and other payables	810.3	769.8
Current tax payable	189.3	189.5
Provisions	31.5	35.1
Loans and borrowings	26.2	21.4
Derivative financial instruments	8.9	12.2
Total current liabilities	1,066.2	1,028.0
Non-current liabilities
Loans and borrowings	2,126.9	2,113.7
Employee benefits	152.1	158.3
Other non-current liabilities	0.5	0.5
Provisions	1.4	1.4
Derivative financial instruments	69.8	97.8
Deferred tax liabilities	425.6	425.1
Total non-current liabilities	2,776.3	2,796.8
Total liabilities	3,842.5	3,824.8
Net assets	2,619.2	2,591.9
Equity attributable to equity holders
Share capital and capital reserve	1,419.0	1,426.1
Share-based compensation reserve	34.5	31.4
Translation reserve	104.6	101.0
Other reserves	(11.8)	(24.6)
Retained earnings	1,072.9	1,058.0
Total equity	2,619.2	2,591.9

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
For the three months ended March 31, 2024 and the three months ended March 31, 2023

	For the three months ended March 31, 2024	For the three months ended March 31, 2023
	€m	€m
Cash flows from operating activities
Profit for the period	34.5	41.2
Adjustments for:
Exceptional items	23.5	30.1
Share based payment expense	3.1	12.3
Depreciation and amortization	23.1	22.3
Loss on disposal of property, plant and equipment	0.4	0.5
Net finance costs	30.1	29.0
Taxation	7.4	9.4
Operating cash flow before changes in working capital, provisions and exceptional items	122.1	144.8
Decrease/(increase) in inventories	14.2	(34.3)
Increase in trade and other receivables	(81.3)	(53.7)
Increase in trade and other payables	77.1	20.6
(Decrease)/increase in employee benefits and other provisions	(0.2)	1.9
Cash generated from operations before tax and exceptional items	131.9	79.3
Cash flows relating to exceptional items	(24.0)	(14.0)
Tax paid	(8.9)	(10.0)
Net cash generated from operating activities	99.0	55.3
Cash flows from investing activities
Purchase of property, plant and equipment and intangibles	(18.8)	(20.6)
Interest received	2.0	1.1
Cash used in investing activities	(16.8)	(19.5)
Cash flows from financing activities
Repurchase of ordinary shares	(7.1)	—
Payment of lease liabilities	(7.2)	(7.0)
Dividends paid	(22.3)	—
Payment of financing fees	(0.5)	(0.5)
Interest paid	(50.4)	(19.3)
Net cash used in financing activities	(87.5)	(26.8)
Net (decrease)/increase in cash and cash equivalents	(5.3)	9.0
Cash and cash equivalents at beginning of period	399.7	366.8
Effect of exchange rate fluctuations	(3.7)	(4.9)
Cash and cash equivalents at end of period	390.7	370.9

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
Reconciliation of Non-IFRS Financial Measures
The following table reconciles adjusted financial information for the three months ended March 31, 2024 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended March 31, 2024

€ in millions, except per share data	As reported for the three months ended March 31, 2024	Adjustments		As adjusted for the three months ended March 31, 2024
Revenue	783.7	—		783.7
Cost of sales	(572.8)	—		(572.8)
Gross profit	210.9	—		210.9
Other operating expenses	(115.4)	3.7	(a)	(111.7)
Exceptional items	(23.5)	23.5	(b)	—
Operating profit	72.0	27.2		99.2
Finance income	5.9	(4.1)		1.8
Finance costs	(36.0)	10.4		(25.6)
Net financing costs	(30.1)	6.3	(c)	(23.8)
Profit before tax	41.9	33.5		75.4
Taxation	(7.4)	(7.4)	(d)	(14.8)
Profit for the period	34.5	26.1		60.6

Weighted average shares outstanding in millions - basic	163.2			163.2
Basic earnings per share	0.21			0.37
Weighted average shares outstanding in millions - diluted	163.3			163.3
Diluted earnings per share	0.21			0.37

(a)Represents share based payment charge including employer payroll taxes of €3.4 million and non-operating M&A transaction costs of €0.3 million.
(b)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €4.1 million net gains on repricing of debt, €10.2 million of foreign exchange translation losses and €0.2 million of foreign exchange losses on derivatives.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the three months ended March 31, 2023 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended March 31, 2023

€ in millions, except per share data	As reported for the three months ended March 31, 2023	Adjustments		As adjusted for the three months ended March 31, 2023
Revenue	775.1	—		775.1
Cost of sales	(550.9)	—		(550.9)
Gross profit	224.2	—		224.2
Other operating expenses	(114.5)	14.3	(a)	(100.2)
Exceptional items	(30.1)	30.1	(b)	—
Operating profit	79.6	44.4		124.0
Finance income	1.1	—		1.1
Finance costs	(30.1)	5.9		(24.2)
Net financing costs	(29.0)	5.9	(c)	(23.1)
Profit before tax	50.6	50.3		100.9
Taxation	(9.4)	(10.9)	(d)	(20.3)
Profit for the period	41.2	39.4		80.6

Weighted average shares outstanding in millions - basic	174.5			174.5
Basic earnings per share	0.24			0.46
Weighted average shares outstanding in millions - diluted	174.5			174.5
Diluted earnings per share	0.24			0.46

(a)Represents share based payment charge including employer payroll taxes of €13.9 million and non-operating M&A transaction costs of €0.4 million.
(b)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €5.8 million of foreign exchange translation losses and €0.1 million of foreign exchange losses on derivatives.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
Reconciliation of Profit for the period to Adjusted EBITDA (unaudited)

	Three months ended
€ in millions	March 31, 2024	March 31, 2023
Profit for the period	34.5	41.2
Taxation	7.4	9.4
Net financing costs	30.1	29.0
Depreciation & amortization	23.1	22.3
Exceptional items (a)	23.5	30.1
Other add-backs (b)	3.7	14.3
Adjusted EBITDA	122.3	146.3

Revenue	783.7	775.1
Adjusted EBITDA margin (c)	15.6%	18.9%

(a)Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(b)Represents the elimination of share-based payment charges including employer payroll taxes for the three month period to March 31, 2024 of €3.4 million (2023: €13.9 million) as well as the elimination of non-operating M&A transaction costs for the three month period to March 31, 2024 of €0.3 million (2023: €0.4 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
(c)Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by Revenue.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth/(decline)
Year on Year Growth - March 31, 2024 compared with March 31, 2023:

Three Months Ended March 31, 2024
YoY change
Reported Revenue Growth	1.1%

Of which:
Organic Revenue Growth/(Decline)	0.3%
Translational FX (a)	0.8%
Total	1.1%

(a)Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 2: Historical Year on Year Organic revenue growth/(decline) split by volume and Price/Mix

YoY change	Three Months Ended March 31, 2024

Volume	(2.2)%
Price/Mix	2.5%
Organic Revenue Growth/(decline)	0.3%

YoY change	Twelve Months Ended December 31, 2023	Three Months Ended December 31, 2023	Three Months Ended September 30, 2023	Three Months Ended June 30, 2023	Three Months Ended March 31, 2023

Volume	(10.9)%	(8.0)%	(12.7)%	(12.0)%	(9.7)%
Price/Mix	15.8%	9.9%	14.3%	20.6%	17.7%
Organic Revenue Growth/(decline)	4.9%	1.9%	1.6%	8.6%	8.0%

YoY change	Twelve Months Ended December 31, 2022	Three Months Ended December 31, 2022	Three Months Ended September 30, 2022	Three Months Ended June 30, 2022	Three Months Ended March 31, 2022

Volume	(6.9)%	(8.3)%	(5.6)%	(7.3)%	(6.3)%
Price/Mix	8.7%	16.0%	12.8%	4.1%	1.8%
Organic Revenue Growth/(decline)	1.8%	7.7%	7.2%	(3.2)%	(4.5)%

YoY change	Twelve Months Ended December 31, 2021	Three Months Ended December 31, 2021	Three Months Ended September 30, 2021	Three Months Ended June 30, 2021	Three Months Ended March 31, 2021

Volume	(2.4)%	(4.4)%	(0.3)%	(3.2)%	(1.6)%
Price/Mix	0.3%	(0.1)%	(1.1)%	(1.3)%	3.4%
Organic Revenue Growth/(decline)	(2.1)%	(4.5)%	(1.4)%	(4.5)%	1.8%

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s expectations regarding (i) its future operating and financial performance, including its reiterated guidance with respect to organic net revenue growth, Adjusted EBITDA growth, free cash flow conversion, Adjusted EPS, and Adjusted EPS growth for
2024; (ii) its ability to generate stronger bottom-line growth and superior shareholder returns; and (iii) its success in 2024 and beyond.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials, including the conflict in Ukraine; (ii) the Company’s ability to successfully mitigate inflationary changes in the market; (iii) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (iv) the Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (v) the Company’s ability to accurately predict the performance of its Green Cuisine brand and the Findus Switzerland and Fortenova's frozen food businesses' and their impact on the Company’s growth; (vi) the Company’s ability to effectively compete in its markets, including the ability of Green Cuisine to effectively compete in Continental Europe; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) the risk that securities markets will react negatively to actions by the Company; (x) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xi) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xiii) the Company’s ability to protect its brand names and trademarks; (xiv) the Company’s ability to prevent, or remediate, any future cybersecurity incidents; (xv) loss of the Company’s financial arrangements with respect to receivables factoring; (xvi) the loss of any of the Company’s major customers or a decrease in demand for its products; (xvii) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xviii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xix) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xx) changes in applicable laws or regulations; and (xxi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.